Mail Stop 4561

April 3, 2008

Kenneth J. Kay
Chief Financial Officer
11150 Santa Monica Boulevard, Suite 1600
Los Angeles, California 90025

> **Re:** **CB Richard Ellis Group Inc**
> **Form 8-K, Item 4.01**
> **Filed March 18, 2008**
> **File No. 001-32205**

Dear Mr. Kay:

We have completed our review of your Form 8-K and do not, at this time, have any further comments.

You may contact the undersigned at (202) 551-3472 if you have questions.

Sincerely,

Yolanda Crittendon
Staff Accountant